

Mail Stop 4546

November 3, 2016

Mr. Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, CT 06901

      Re: The Navigators Group, Inc.
               Form 10-K for the fiscal year ended December 31, 2015
               Filed February 12, 2016
               File No. 0-15886

Dear Mr. DeFalco:

We have limited our review to only your financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
U.S. GAAP and Non-GAAP Financial Performance Metrics, page 24

1. Your adjustments to reconcile Net income to Net operating earnings on page 26 are presented after-tax, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please confirm that beginning with your Form 10-Q for the quarterly period ended September 30, 2016 you will present income taxes as a separate adjustment and provide a clear explanation. This comment is also applicable to earnings releases furnished on Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson, Senior Staff Accountant, at (202) 551-3649 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance